EXHIBIT 97 CLAWBACK RULES FOR ERRONEOUSLY AWARDED VARIABLE REMUNERATION FOR EXECUTIVE OFFICERS
I.BACKGROUND
ING Groep N.V. (hereafter “ING”) has adopted these Clawback Rules regarding the recovery of erroneously awarded Variable Remuneration (“Clawback Rules”) to provide for the recovery or “clawback” of excess Variable Remuneration awarded to current or former Executive Officers of ING in the event of a required Restatement (as defined below).
These Clawback Rules are intended to comply with the requirements of Section 303A.14 of the New York Stock Exchange (“NYSE”) Listed Company Manual (the “Listing Standard”). To the extent that any provision in these Clawback Rules is ambiguous as to its compliance with the Listing Standard or to the extent any provision in these Clawback Rules must be modified to comply with the Listing Standard, such provision will be read, or will be modified, as the case may be, in such a manner so that all applicable provisions under these Clawback Rules comply with the Listing Standard.
II. INTRODUCTION
In the event that ING is required to prepare an accounting restatement due to the material non-compliance of ING with any financial reporting requirement under applicable securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “Restatement”), ING shall recover reasonably promptly the amount of erroneously awarded Variable Remuneration in compliance with these Clawback Rules except to the extent provided under the section entitled “V. Exceptions” herein. Recovery can be effectuated by ING amongst others by means of applying clawback (returning ownership of paid and/or vested Variable Remuneration) and/or holdback (forfeiture of awarded but unvested Variable Remuneration) and/or in-year Variable Remuneration reduction (reduction of awarded but not yet paid Variable Remuneration related to a specific performance year) of the erroneously awarded Variable Remuneration.
III. SCOPE OF CLAWBACK RULES
A. Persons covered and recovery period. These Clawback Rules apply to all Variable Remuneration received by an Executive Officer:
•after beginning service as an Executive Officer,
•who served as an Executive Officer at any time during the performance period for that Variable Remuneration,
•while ING has a class of securities listed on NYSE (or any other recognised US stock exchange), and
•during the three completed financial years immediately preceding the date that ING is required to prepare a Restatement (the “Recovery Period”).
Notwithstanding this look-back requirement, ING is only required to apply these Clawback Rules to Variable Remuneration received on or after 2 October 2023.
For purposes of these Clawback Rules, Variable Remuneration shall be deemed “received” in ING’s fiscal period during which the Financial Reporting Measure (as defined herein) specified in the Variable Remuneration award is attained, even if the payment or grant of the Variable Remuneration occurs after the end of that period.
B. Transition period. In addition to the Recovery Period, these Clawback Rules apply to any transition period (that results from a change in ING’s fiscal year) within or immediately following the Recovery Period (a “Transition Period”), provided that a Transition Period between the last day of ING’s previous fiscal year end and the first day of ING’s new fiscal year that comprises a period of nine to 12 months will be deemed a completed fiscal year. For clarity, ING’s obligation to recover erroneously awarded Variable Remuneration under these Clawback Rules is not dependent on if or when a Restatement is filed.
C. Determining recovery period. For purposes of determining the relevant Recovery Period, the date that ING is required to prepare the Restatement is the earlier to occur of:
•the date the Relevant Body concludes, or reasonably should have concluded, that ING is required to prepare a Restatement, or
•the date a court, regulator, or other legally authorized body directs ING to prepare a Restatement.

IV. AMOUNT SUBJECT TO RECOVERY
A. Recoverable amount. The amount of Variable Remuneration subject to recovery under these Clawback Rules is the amount of Variable Remuneration received that exceeds the amount of Variable Remuneration that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid.
B. Covered compensation based on stock price. For Variable Remuneration based on stock price, where the amount of erroneously awarded Variable Remuneration is not subject to mathematical recalculation directly from the information in a Restatement, the recoverable amount shall be based on a reasonable estimate of the effect of the Restatement on the stock price upon which the Variable Remuneration was received. In such event, ING shall maintain documentation of the determination of that reasonable estimate and provide such documentation to NYSE.

V. EXCEPTIONS
ING shall recover erroneously awarded Variable Remuneration in compliance with these Clawback Rules except to the extent that the conditions set out below are met and the Supervisory Board of ING Groep N.V. has decided that recovery would be impracticable:
A. Direct expense exceeds recoverable amount. The direct expense paid to a third party to assist in enforcing these Clawback Rules would exceed the amount to be recovered; provided, however, that before concluding it would be impracticable to recover any amount of erroneously awarded Variable Remuneration based on the anticipated expense of enforcement, ING shall make a reasonable attempt to recover such erroneously awarded Variable Remuneration, document such reasonable attempt(s) to recover, and provide that documentation to NYSE.
B. Violation of home country law. Recovery would violate Dutch law and/or any other relevant jurisdiction law that is applicable to the relevant Executive Officer (“Relevant Law”), where such law was adopted prior to November 28, 2022; provided, however, that before concluding it would be impracticable to recover any amount of erroneously awarded Variable Remuneration based on violation of Relevant Law, ING shall obtain an opinion of legal counsel, acceptable to NYSE, that recovery would result in such a violation, and shall provide such opinion to NYSE.
C. Recovery from certain tax-qualified retirement plans. Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of ING, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
VI. PROHIBITION AGAINST INDEMNIFICATION
ING shall not indemnify any Executive Officer or former Executive Officer against the loss of erroneously awarded Variable Remuneration.
VII. DISCLOSURE
ING shall file all disclosures with respect to recoveries under these Clawback Rules in accordance with the requirements of the U.S. Federal securities laws, including the disclosure required by the applicable Securities and Exchange Commission (“SEC”) filings.
VIII. DEFINITIONS
Unless the context otherwise requires, the following definitions apply for purposes of these Clawback Rules:
“Executive Board” means the management board of ING Groep N.V.
“Executive Officer” means a member of the Executive Board or of the Management Board Banking.
“Financial Reporting Measures” means any of the following: (i) measures that are determined and presented in accordance with the accounting principles used in preparing ING’s financial statements, and any measures that are derived wholly or in part from such measures, (ii) stock price or (iii) total shareholder return. A Financial Reporting Measure need not be presented within ING’s financial statements or included in a filing with the SEC.
“Management Board Banking” means the management board of ING Bank N.V.
“Relevant Body” means the Executive Board, a committee of the Executive Board, or the officer or officers of ING authorised to conclude that ING is required to prepare a Restatement if the Executive Board action is not required.
“Variable Remuneration” means any compensation that is awarded, granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.
IX. EFFECTIVENESS
These Clawback Rules shall be effective as of 1 December 2023. These Clawback Rules are meant to apply in conjunction with the clawback rules and provisions as outlined in applicable laws and regulations (such as legislation and rules pursuant to the EU Capital Requirements Directive) and ING’s implementation thereof.